EXHIBIT 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                                      (919) 379-4300

June 23, 2006

Alliance One International Reports Fiscal Year Financial Results;
Lowers Fiscal 2007 Guidance

Morrisville, NC – Alliance One International, Inc. (NYSE: AOI) today announced a net loss for the fiscal year ended March 31, 2006 of $447.4 million, or $5.51 per basic share, compared to net income of $13.3 million, or $0.30 per basic share, last year. Results for the fiscal year were negatively impacted by charges relating to goodwill impairment, restructuring and asset impairment, debt retirement expense associated with the merger, increased losses from discontinued operations and lower results from continuing operations. These included non-cash charges of $338.5 million ($330.3 million after taxes or $3.84 per basic share) in restructuring and impairment charges related to goodwill impairment, the merger and its investment in Zimbabwe. The underlying net loss for the fiscal year, which excludes market valuation adjustments for derivative financial instruments, discontinued operations, and non-recurring items was $31.1 million, or $0.38 per basic share, compared to underlying net income of $22.5 million, or $0.50 per basic share, on the same basis in fiscal 2005, as restated. The underlying net loss is in line with the Company's expectation after taking into consideration the impact of revised income tax valuation allowances.

Brian J Harker, Chairman and Chief Executive Officer stated, "Fiscal 2006 was a challenging year for a merger; when combined with significant merger-related charges, the majority of which were non-cash in nature, comparison of results between years is not practical. As previously disclosed, our operating results were also adversely impacted by a poor quality crop in Brazil that was exacerbated by significantly increased costs due to the relative strength of the Brazilian currency and the absorption of a local intrastate trade tax. Despite this, cash flow from operations was $92.4 million in fiscal 2006, a major improvement over 2005, primarily due to lower investment in working capital, reflecting increased support from customers in the form of advances which increased by approximately $149.2 million at March 31, 2006."

The net loss for the fourth fiscal quarter ended March 31, 2006 was $323.4 million, or $3.76 per basic share, compared to the net loss of $3.8 million, or $0.08 per basic share, last year. Results for the fiscal quarter were negatively impacted by the same factors as listed above. The underlying net loss for the fourth fiscal quarter, which excludes market valuation adjustments for derivative financial instruments, discontinued operations, and non-recurring items was $14.4 million, or $0.17 per basic share, compared to underlying net loss of $1.3 million, or $0.03 per basic share, on the same basis in the prior year same quarter, as restated.

On May 13, 2005, DIMON Incorporated and Standard Commercial Corporation merged to become Alliance One International, Inc. Accordingly, the figures reported for the fiscal year ended March 31, 2006 reflect the completion of the merger with Standard as of the merger date and include Standard's results of operations for all but the period from April 1 to May 13 of 2005. The results for the prior fiscal year do not include any of Standard's results and pertain only to DIMON Incorporated.

The excluded market valuation adjustments result from interest rate swaps that are marked-to-market each quarter. In discussing the Company's operating performance, management consistently excludes these market valuation adjustments because they do not reflect the Company's operating activities, are non-cash in nature, and will reverse in their entirety (gains and losses will offset each other) during the remaining term of the associated interest rate swaps. Management also excludes results from discontinued operations, and gains and charges resulting from unusual transactions or events that management believes are not reflective of its underlying operations and are not expected to recur.

Goodwill Impairment Charges
As previously reported, in connection with a routine SEC comment letter, the Company recently determined it has separate regional operating segments, in accordance with Statement of Financial Accounting Standards ("SFAS") No.131, *Disclosures about Segments of an Enterprise and Related Information*. Pursuant to SFAS No. 131 the Company has aggregated its operating segments except for South America. In accordance with SFAS No.142 *Goodwill and Other Intangible Assets*, the Company has determined that the reporting unit will be at the operating segment level. Under SFAS No. 142 the Company is required to appropriately allocate the previously reported enterprise goodwill to operating segments and test for impairment as of January 1, 2006, the annual testing date. Because this step indicated a potential impairment for two of the operating segments, an independent third party was engaged to complete valuations used in the impairment testing process. The completion of this work resulted in a $256.9 million non-cash goodwill impairment charge in the fourth quarter of fiscal 2006. There was no tax benefit associated with this charge. Business operations are not impacted by this accounting charge.

Restructuring and Asset Impairment Charges
Restructuring and asset impairment charges of $85.4 million ($81.1 million after taxes) were incurred during fiscal 2006 related to merger and asset valuation issues. Of this amount, $22.2 million were severance and other cash charges. In addition, the Company deconsolidated its operations in Zimbabwe as of March 31, 2006, as permitted under U.S. accounting principles that apply under certain conditions to foreign subsidiaries that are subject to foreign exchange controls and other government restrictions. After deconsolidation, the Company recorded a non-cash impairment charge of $47.9 million on its Zimbabwe operations to adjust the investment in those operations to their estimated fair market value. There was no tax benefit associated with this charge. The investment is now accounted for using the cost method and is reported in the balance sheet under Cost Method Investments. Business operations in Zimbabwe are not impacted by the financial reporting change or the non-cash charge, and the Company intends to continue its operations there. The Company also incurred other non-cash charges related to asset impairment and merger integration activities totaling $15.3 million.

Performance Summary
Sales and other operating revenue
Fiscal 2006 sales and other operating revenues of $2,112.7 million increased 62.5% from $1,300.1 million in 2005, primarily as a result of the addition of Standard volumes and corresponding revenues. The Company sold a total of 665.4 million kilos in 2006, a 62.2% increase when compared to 2005. The average price per kilo remained $3.09 over both periods.   By region, the Company's sales and other operating revenues were $759.4 million in South America and $1,353.3 million in Other Regions in fiscal 2006, versus $467.6 million and $832.5 million respectively in fiscal 2005.

Fourth quarter sales and other operating revenue were $581.3 million, or 82.6% above last year's $318.4 million primarily driven by the addition of Standard's revenues.

Gross profit as a percentage of sales
Full year gross profit as a percentage of sales decreased from 15.0% in 2005 to 10.6% in 2006. Gross profit increased $30.1 million, or 15.5%, from $194.6 million in 2005 to $224.7 million in 2006. The increase in gross profit, as well as the decrease in gross profit percentage, is primarily attributable to two factors: first, while the inclusion of Standard sales contributed significantly to operating results, gross profit on these sales was reduced by $18.0 million as a result of purchase accounting inventory adjustments. These non-cash adjustments related to the fair value of Standard inventory at May 13, 2005 which was shipped post-merger. Second, as previously reported, the 2005 Brazilian crop marketed during fiscal 2006 was a poor quality crop due to adverse weather, which negatively impacted growing conditions resulting in tobaccos that did not meet customer quality requirements. Additionally, Brazilian costs increased over 20% from 2005 to 2006 due to a combination of the strengthening Real versus the U.S. dollar and the effect on tobacco prices and processing costs, as well as inclusion of local intrastate trade taxes following a change in local laws. Sales price increases were insufficient to cover cost escalations and until the 2005 crop is completely sold it will continue to negatively impact future period operating results in the South American region.

Fourth quarter gross profit as a percentage of sales decreased from 13.6% in the prior year quarter to 10.8% in the current quarter as a result of increased costs discussed above, while gross profit increased 44.6% from $43.3 million in last year's quarter to $62.5 million this year, driven primarily by the merger. Increases in gross profit were partially offset by a $0.5 million non-cash adjustment related to the fair value of Standard's Inventory as of the May 13, 2005 merger that was shipped post-merger, decreased crop size in Zimbabwe, and more than 20% increase in cost versus last year in Brazil driven by currency movements and interstate taxes.

Selling, administrative and general expenses
Full year SG&A expenses increased $39.7 million or 31.9% from $124.4 million in 2005 to $164.1 million in 2006. The increase is primarily due to additional expenses as a result of the merger and the impact of expenses denominated in foreign currencies, the Brazilian Real in particular.

Fourth quarter SG&A expenses increased 22.3% or $7.3 million to $40.1 million in the current quarter from $32.8 million last year. The variance is primarily related to the addition of Standard's expenses following the merger, as well as currency effects related to non-US dollar costs incurred in foreign operations.

Interest expense/income and debt retirement expense
Full year interest expense of $108.6 million in 2006 increased $55.8 million from $52.8 million in 2005 due to higher average borrowings of the combined Company reflected in the post-merger capital structure as well as higher average interest rates. Total cash interest paid during 2006 was $93.7 million, a $44.7 million increase over 2005 based on the same factors noted above. Interest income increased $2.7 million from $4.4 million in 2005 to $7.1 million in 2006 primarily due to higher interest rates and average cash balances in the United States, the Netherlands, United Kingdom and Zimbabwe.

Fourth quarter interest expense increased $10.1 million from $14.8 million last year to $24.9 million in the current quarter as a result of higher average debt outstanding and increased average rates following the merger. For the quarter, interest income decreased $2.4 million from $2.0 million last year to ($0.4) million in the current quarter primarily due to lower cash balances in the United States, the Netherlands, United Kingdom and Zimbabwe.

The Company also incurred debt retirement expense related to one time costs of retiring DIMON debt following the merger, which totaled $66.5 million ($43.2 million after tax) for fiscal year 2006 and included tender offer premiums paid for the redemption of senior notes and convertible subordinated debentures, the expense recognition of debt issuance costs associated with former DIMON debt instruments, termination of certain interest rate swap agreements and other related costs.

Derivative financial instruments
Derivative financial instruments resulted in a benefit of $5.1 million in 2006 and $13.1 million in 2005. For the fourth quarter, derivative financial instruments resulted in a benefit of $1.1 million in 2006 and $3.5 million in 2005. For all periods, these items are derived from changes in the fair value of non-qualifying interest rate swap agreements.

Income taxes
Income tax expense was a benefit of $17.5 million in 2006 and an expense of $13.1 million in 2005. The effective tax rates were a benefit of 4.0% in 2006 and an expense of 35.1% in 2005. The rates were based on the current estimate of tax due on full year results except for any taxes related to specific events which were recorded in the interim period in which they occurred. During the fiscal year ended March 31, 2006, adjustments of $29.0 million related to deferred tax asset valuation allowance adjustments were recorded as specific events. The net effect on the 2006 tax provision was to decrease the effective tax rate from a benefit of 10.5% to 4.0%.

Discontinued Operations
In the fourth quarter of 2006, the Company's operations in Mozambique and a non-tobacco entity were added to discontinued operations, which also include the Company's Italian operations discontinued in 2005 and Standard's wool and Italian operations acquired in the merger.

Full year losses from discontinued operations of $24.1 million in 2006 increased $12.9 million over $11.2 million in 2005, primarily due to a $12.0 million assessment related to an administrative investigation into tobacco buying and selling practices within the leaf tobacco industry in Italy by the Directorate General for Competition. AOI has paid all fines and is proceeding in the appeal process, which could take several years to complete. The remainder is attributable to the discontinuation of operations in Italy and Mozambique of the combined company, the wool operations of former Standard, and non-tobacco operations of former DIMON.

Fourth quarter 2006 losses from discontinued operations were $7.9 million versus $2.8 million for the same quarter last year or a $5.1 million increase, principally driven by the discontinuation of the Mozambique operation.

Liquidity
At March 31, 2006 total debt, net of $26.0 million of cash, was $1,047 million, compared to $29.1 and $679.6 million at March 31, 2005 and $49.1 million and $1,053 million at December 31, 2005. The increase over March 31, 2005 is a result of the merged DIMON and Standard capital structures, while the decrease from December 31, 2005 was primarily related to reduced cash as a result of strengthened cash management policies. It should be noted that at March 31, 2006 the Company had a zero balance on its $300 million revolving credit facility, down from a peak seasonal borrowing during the quarter of $150.3 million.

At March 31, 2006 the Company had seasonally adjusted available lines of credit of $599.4 million to meet working capital and crop financing requirements with $299.9 million outstanding and a weighted average interest rate of 5.04%. After giving effect to $36.6 million available for additional letters of credit issuance and to $30.1 million of letters of credit issued and outstanding, total credit lines available were $232.9 million.

Outlook
Mr. Harker continued, "Despite significant market challenges our merger integration is on track, and the support we are receiving from our customers is clear validation of our strategy to create the profile of a strategic leaf supply partner with the footprint and scale necessary to drive efficiency, sustainability and long-term shareholder value in what remains an intensely competitive global industry. We continue to transition the combined operations of both predecessor companies to create a truly unified and integrated Alliance One with an unswerving focus on our core business, combined with the systematic exiting of marginal and/or unprofitable origins or businesses. Most of our initiatives and actions were completed in fiscal 2006 and we are proceeding on plan to finish the integration process, refine our footprint and further improve the company's performance in fiscal 2007.

"Our focus in fiscal 2007 will be on profit improvement and debt reduction. The former will come from a combination of cost reductions, efficiency improvements and improved pricing, while the latter will be achieved through aggressive working capital management to reduce the operating cycle, including reduced leaf production in certain key origins to minimize inventory and investments.

"Although we expect fiscal 2007 to remain challenging as we seek increased prices against a backdrop of increasing costs, rising interest rates and a weak U.S. dollar, we believe the most difficult period is behind us. However, taking these factors into consideration, excluding any effects of market value adjustments for derivatives, restructuring and other non-recurring charges, we now expect the Company's underlying net profit to be between $0.18 and $0.25 per basic share for the fiscal year ending March 31, 2007. We remain totally committed to our customer-focused strategy, and we are confident that this strategy, with our merger as its cornerstone, will position us to enhance our already strong customer relationships and allow us to grow with our customers. As such, we will continue to focus our attention and resources on those origins that are growing in market importance, on delivering outstanding customer service, exercising expense discipline, and above all, delivering the full benefits of the merger," Mr. Harker concluded.

Market valuation adjustments for derivative financial instruments are a component of net income prepared in accordance with generally accepted accounting principles. However, management is unable to provide forward-looking earnings guidance on that basis, due to the volatility of interest rates, which impact the valuation of these instruments.

Additional Information
This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One's management and are subject to significant risks and uncertainties.   If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One's customers.   Additional factors that could cause Alliance One's results to differ materially from those described in the forward-looking statements can be found in Alliance Annual Reports on Form 10-K for the fiscal year ended March 31, 2006, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (www.sec.gov).

The company will hold a conference call on June 23, 2006 at 5:00 P.M. EST accessible by dialing (800)946-0785 in the United States and (719)457-2661 outside of the United States. In addition there will be a web cast that can be accessed via the Company's web site www.aointl.com. If you are unable to participate in the conference, a recording of the presentation will be available from 8:00 P.M. Friday, June 23rd through 11:59 P.M. June 27, 2006. To hear a replay of the conference, dial (888)203-1112 within the U.S., or (719)457-0820 outside the U.S., and enter access code 6413079.

Alliance One is a leading independent leaf tobacco merchant. For more information visit the company's website at www.aointl.com

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Condensed Statement of Consolidated Income	Three Months March 31		Twelve Months March 31	
(Unaudited - 000's Except Per Share Data)	**2006**	**2005** Note 2	**2006** Note 2	**2005** Note 2
Sales and other operating revenues	$ 581,309	$ 318,360	$2,112,685	$1,300,118
Cost of goods and services sold	518,783	275,111	1,888,000	1,105,501
Gross Profit	62,526	43,249	224,685	194,617
Selling, administrative and general expenses	40,054	32,748	164,087	124,416
Other income	(1,639)	(50)	(2,501)	(5,285)
Goodwill impairment	256,916	-	256,916	-
Restructuring and asset impairment charges	55,082	859	85,411	2,836
Operating income (loss)	(287,887)	9,692	(279,228)	72,650
Debt retirement expense	-	-	66,474	-
Interest expense	24,899	14,834	108,585	52,840
Interest income	(388)	2,024	7,107	4,448
Derivative financial instruments recovery	(1,069)	(3,451)	(5,092)	(13,122)
Income tax expense (benefit)	4,340	1,093	(17,531)	13,113
Equity in net income (loss) of investee companies	926	(33)	999	89
Minority interests (income)	(51)	192	(216)	(85)
Income (loss) from continuing operations	(315,468)	(985)	(423,342)	24,441
Loss from discontinued operations, net of tax	(7,906)	(2,824)	(24,104)	(11,153)
Net Income (Loss)	$(323,374)	$ (3,809)	$ (447,446)	$ 13,288
Basic Earnings (Loss) Per Share:				
Income (loss) from continuing operations	$(3.67)	$(0.02)	$(5.21)	$ 0.55
Loss from discontinued operations	(.09)	(0.06)	(0.30)	(0.25)
Net income (loss)	$(3.76)	$(0.08)	$(5.51)	$ 0.30
Diluted Earnings (Loss) Per Share:				
Income (loss) from continuing operations	$(3.67)	$(0.02)	$(5.21)	$ 0.54
Loss from discontinued operations	(.09)	(0.06)	(0.30)	(0.25)
Net income (loss)	$(3.76)	$(0.08)	$(5.51)	$ 0.29
Average number of shares outstanding:				
Basic	86,068	44,930	81,220	44,892
Diluted	86,068	44,930	81,220	45,469
Cash dividends per share	$.00	$.075	$.105	$.30

Reconciliation of Net Income Figures Used in Press Release	Three Months March 31		Twelve Months March 31	
	2006	**2005**	**2006**	**2005**
(Unaudited – 000's Except Per Share Data)		Note 2	Note 2	Note 2
GAAP Net Income (Loss)	$(323,374)	$(3,809)	$(447,446)	$13,288
Discontinued operations	7,906	2,824	24,104	11,153
GAAP Net Income (Loss) from Continuing Operations	(315,468)	(985)	(423,342)	24,441
Reconciling items, net of tax effect:				
Market valuation adjustments for derivatives	(695)	(2,243)	(3,310)	(8,529)
Restructuring and asset impairment charges *	6,635	671	33,162	2,082
Zimbabwe investment impairment *	47,899	-	47,899	-
Goodwill impairment	256,916	-	256,916	-
Debt retirement expenses **	(9,987)	-	43,208	-
Gross profit reduction from inventory fair value purchase adjustment	261	-	14,386	-
DGCOMP assessment - Spain	-	-	-	3,250
Merger related integration study expense	-	1,300	-	1,300
Non-GAAP Underlying Net Income (Loss)	$(14,439)	$(1,257)	$(31,080)	$22,544
Non-GAAP Underlying Net Income (Loss) per Basic Share	$(0.17)	$(0.03)	$(0.38)	$0.50
GAAP Net Income (Loss) per Basic Share	$(3.76)	$(0.08)	$(5.51)	$0.30

*   *Zimbabwe investment impairment is a component of total restructuring and asset impairment charges.*
**   *Reflects income tax valuation allowances.*

Note 1 - Derivative Financial Instruments: **Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), "Accounting for Derivative Instruments and Hedging Activities." FAS133 eliminates special hedge accounting if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended March 31, 2006 and 2005, the Company recognized non-cash income of $1,069 and non-cash expense of $3,451, respectively, from the change in the fair value of swap instruments. For the twelve months ended March 31, 2006 and 2005, the Company recognized non-cash income of $5,092 and $13,122 respectively, from the change in the fair value of these derivative financial instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS133, certain swap instruments have and may continue to create volatility in reported earnings.**

Note 2 – Discontinued Operations: Restatement of Mozambique and Non-Tobacco - On March 16, 2006, the Board of Directors of Alliance One International, Inc. made a decision to discontinue operations in Mozambique after the procurement of the 2006 crop. This decision involves the closure of its three operating entities and will affect approximately 550 permanent employees.

On August 5, 2005, the Company's concession to promote tobacco production in the Chifunde district of Mozambique was terminated by the government. The Company assessed its remaining operations without the Chifunde district and determined that it was not in the Company's economic interest to remain in Mozambique without this strategic district. Consequently, after the 2006 crop, for which the Company has already made significant commitments, is procured, operations within Mozambique will discontinue.

In January 2004, the Company acquired a majority interest in a non-tobacco entity previously reported using the equity method of accounting. Production expectations and the development of emerging markets have not met management's expectations. As a result, the Company began investigating opportunities for disposal of its non-tobacco operation in Fiscal 2006.

In connection with plans to sell the operation, the Company reviewed its fixed assets for impairment. As a result, the Company recorded fixed asset impairment charges of $1,764 in its third quarter earnings. The Company sold the assets of the non-tobacco entity on April 13, 2006 and all results of operations, including the impairment charge, have been reclassified to discontinued operations.

The first three quarters of Fiscal 2006 and all of Fiscal 2005 have been restated to reflect these discontinued operations.